

December 9, 2013

<u>Via E-mail</u>
Mr. Scott M. Asbjornson
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, OK 74107

> **Re: AAON, Inc.**
> **Form 10-K**
> **Filed March 14, 2013**
> **File No. 0-18953**

Dear Mr. Asbjornson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>

<u>Results of Operations, page 12</u>

1. We note your response dated August 8, 2012, to comment 1 in our letter dated July 12, 2012. Therein you state that you were, "still exploring and evaluating our options and alternatives to provide information regarding volume, product mix, product prices by categories and the costs of raw material by major components in order to help us quantify the extent to which increases/decreases of these factors contribute to the changes in net sales and gross profit margin as required by Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X." It does not appear that the current results of operations discussion and analysis has provided readers with such enhanced information. Therefore, please provide

us an update of the foregoing evaluation. If you have concluded that it is not practicable to provide this information, please explain to us why. In this regard, however, we note the CEO's remarks in the Q&A session of the third quarter 2013 earnings call, which apparently included a quantification of price increase and volume.

2. You state that, "The increase in net sales was the result of the favorable reception to our new products, increased market share along with price increases introduced earlier in the year." You state in each of the Forms 10-Q for the periods ended June 30 and September 30, 2013, that the increase in net sales is primarily attributed to gains in market share in the new commercial and industrial construction and replacement markets, as well as product price increases introduced earlier in the year. Please revise future filings, beginning with the 2013 Form 10-K, to explain the facts and circumstances that have allowed the Company to gain market share despite apparently little to no market growth. In this regard, we note the analysts' interest from the Q&A transcript of the second quarter earnings call.

3. We note your statement on page 48 in the quarterly results footnote that, "the Company experienced the negative effect of manufacturing inefficiencies due to the introduction of new products and, quite significantly, a $1.8 million charge to earnings caused by our decision to replace approximately 50% of AAON's heavily-used sheet metal equipment to benefit from a Federal law allowing 100% depreciation (for tax purposes) of qualified capital expenditures put in service in calendar year 2011 and to gain greatly improved manufacturing efficiencies in 2012 and beyond." Please tell us your consideration for providing this information as part of your results of operations discussion in MD&A.

4. We note your response dated August 8, 2012, to comment 2 in our letter dated July 12, 2012. Therein you state that in future filings, you would provide an analysis of the factors that materially affect your effective tax rate. We note no such discussion in the MD&A or footnotes in the Form 10-K. We do note some discussion in the Forms 10-Q filed subsequent to the Form 10-K. Please confirm that in all future filings, beginning with the 2013 Form 10-K, you will provide an appropriately quantified analysis within MD&A. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Controls and Procedures, page 19

5. You disclose that the material weakness identified was "in the review procedures associated with key financial statement elements related to intercompany activities, income taxes and inventory." In detail, supplementally describe the nature of the key controls involved and explain how each was not operating effectively. Additionally, tell us: i) when each of the ineffective controls were identified or how they arose; ii) the periods impacted by each of the ineffective controls and how you determined that they were limited to only those periods, as applicable; ii) whether there were accounting errors or misapplication of GAAP; iii) the amount(s) involved; and iv) the reason(s) for the

material weakness, accounting errors and/or misapplication of GAAP. We may have further comment.

15. Commitments and Contingencies, page 47

6. You disclose your consideration of whether claims and legal actions "may have a material adverse effect on (your) financial position or results of operations." Please expand this disclosure to address the consideration of the effect on your cash flows.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 17

7. Please refer to comment 8 in our letter dated June 10, 2010. We note disclosure that an outside compensation consultant was used in 2010, that the Compensation Committee uses peer group information for benchmarking your compensation programs for executives and that your goal is to increase the base salaries of named executive officers to approach the market median. In future filings, please identify the benchmark, and its components, including component companies used for benchmarking AAON's compensation program for its named executive officers. Also, in future filings, please disclose where actual compensation payments fell for each named executive officer within benchmarked targeted parameters. To the extent actual compensation was outside a benchmarked targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Incentive Bonuses, page 18

8. We note disclosure in the first bullet on page 18 that incentive compensation is tied to individual performance. In future filings, please disclose whether the annual cash incentive bonus is tied to the individual performance of named executive officers and if so, please elaborate on how individual performance results in an annual cash incentive bonus payment.

9. We note disclosure that you believe that the annual incentive should be based on achievement of AAON's annual budgeted net income before profit sharing and income taxes but after bonus accrual. In future filings, please disclose the actual level of achievement and how you calculated the incentive compensation for each named executive officer. Please consider an illustrative example. Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K.

Equity-Based Compensation, page 19

10. We note disclosure that individual performance is considered in determining the total value of compensation provided to your named executive officers. We note that

performance elements considered "may" include cost containment initiatives, etc. In future filings, please disclose the actual individual performance you considered in determining equity compensation for each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

11. We note disclosure that the Compensation Committee considers the cost of equity awards, the potential impact on dilution and the relative value in awarding equity compensation. In future filings, please provide enhanced disclosure that sets forth the actual factors you used to determine the stock option and restricted stock awards and how your consideration of those factors resulted in the actual payouts to your named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief